Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA

Item 2	Date of Material Change

February 23, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on February 23, 2011.

Item 4	Summary of Material Change

Gammon Gold announces new El Cubo Collective Agreement and return to work

Item 5	Full Description of Material Change

Gammon Gold Inc. (“Gammon” or the “Company”) is pleased to announce today that the Company successfully resolved the labour disruption at its 100% owned El Cubo mine, located in Guanajuato State, Mexico.

The Company has secured a more productive, standardized Collective Agreement that includes significant concessions and terms reflecting current legislated norms and industry best practices. The new two year collective agreement has been unanimously approved by the union.

As operations at the El Cubo mine have been suspended since June 2, 2010, the Company will initially focus on evaluating the underground conditions and mine facilities to develop an operations plan that will allow production to recommence as soon as possible. Production operations will be phased-in as management retrains employees and develops sufficient mining areas to allow the proper sequencing of underground mining activity as the mine ramps up to full scale production.

Concurrent with ramping up operational activities, Gammon will resume exploration activities to follow-up on the Dolores-Capulin discoveries made at El Cubo in 2009 and 2010 and advance efforts to convert the resource into proven & probable reserve categories.

The El Cubo property is located in one of the most prolific gold and silver mining districts in Mexico, with historic production of approximately 5 million ounces of gold and 1.2 billion ounces of silver over 400 years. In 2009, the mine produced 49,357 gold equivalent ounces1 (27,842 gold ounces and 1,183,339 silver ounces) at a cash cost of $582 per gold equivalent ounce1. As at December 31, 2009, El Cubo’s proven & probable reserves were 596,000 gold equivalent ounces2 with an additional 278,000 gold equivalent ounces2 in measured and indicated resources and 694,000 gold equivalent ounces2 in inferred resources.

Gammon will provide a definitive timeline on when production will recommence once the Company has completed its infrastructure evaluation and finalized the production start-up plan.

1 Gold equivalent ounces: gold equivalent production is reported at Gammon’s long-term gold equivalency ratio of 55:1.
2 2009 year-end reserves and resources were calculated at a gold equivalency ratio of 58.89:1 and 60:1 respectively.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

February 23, 2011